

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Kent Wilson
Chief Executive Officer
Alpine 4 Technologies Ltd.
2525 E Arizona Biltmore Circle
Suite C237
Phoenix, AZ 85016

> **Re: Alpine 4 Technologies Ltd.**
> **Registration Statement on Form S-3**
> **File No. 333-252539**
> **Filed on January 29, 2021**

Dear Mr. Wilson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing